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SEC FILE NUMBER
0-11634

CUSIP NUMBER
852312305

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 29, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
STAAR SURGICAL COMPANY

Full Name of Registrant

Former Name if Applicable
1911 Walker Avenue

Address of Principal Executive Office (Street and Number)
Monrovia, California 91016

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As described in its Current Report on Form 8-K filed on March 14, 2007, the Registrant has been conducting an investigation of past financial irregularities at its wholly owned German subsidiary, Domilens GmbH. While the investigation was substantially completed on March 6, 2007, because of the time required to evaluate the resulting data and incorporate it in to the financial statements of STAAR the Registrant could not complete its financial statements and related disclosures prior to the prescribed filing deadline for the Annual Report on Form 10-K.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Charles Kaufman, Vice President and General Counsel	(626)	303-7902
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

STAAR Surgical Company
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2007	By	/s/ David Bailey

David Bailey
President and Chief Executive Officer

INFORMATION REQUIRED BY PART IV ITEM 3
The Registrant has provided an explanation of anticipated changes in results of operations that will be reflected in the earnings statement of the Registrant’s Annual Report on Form 10-K for the three months and fiscal year ended December 29, 2006 in a press release published on March 14, 2007 (the “Press Release”). The Press Release has been furnished as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on March 15, 2007, which is incorporated herein by this reference.